June 19, 2019

Craig I. Felenstein
Chief Financial Officer
Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, New York 10014

       Re: Lindblad Expeditions Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 28, 2019
           Form 10-Q for the Quarter Ended March 31, 2019
           Filed May 2, 2019
           Form 8-K furnished May 2, 2019
           File No. 001-35898

Dear Mr. Felenstein:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Consolidated, page 21

1. We note from your statements of income that you had a significant income tax benefit recognized in the three months ended March 30, 2019. Please tell us, and revise your discussion in MD&A to disclose the nature of this income tax benefit as well as expectations for the 2019 annual effective tax rate.
 Craig I. Felenstein
FirstName LastNameCraig I. Felenstein
Lindblad Expeditions Holdings, Inc.
Comapany NameLindblad Expeditions Holdings, Inc.
June 19, 2019
Page 2
June 19, 2019 Page 2
FirstName LastName
Form 8-K furnished May 2, 2019

Exhibit 99.1 Earnings Release, page 1

2. We note that your earnings release includes a financial outlook section which discloses a range of expected Adjusted EBITDA amounts. Please revise to include a reconciliation of this non-GAAP measure to the most comparable measure, or alternatively disclose that you are relying on the unreasonable efforts exception in Item 10(e)(1)(i)(B). See also
         Question 102.10 in the SEC Staff's Compliance and Disclosure Interpretation on Non-
         GAAP Financial Measures updated April 4, 2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at
(202) 551-3301
if you have questions regarding comments on the financial statements and related matters. Please contact Melissa Raminpour, Branch Chief at (202) 551-3750 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Transportation and Leisure
cc:      Thomas Naiman